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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 26590


10028878

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
                                  MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _CAp.'tAL Growth Resources_

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

405 E. Lexington Ave., #201
                              (No. and Street)

El Cajon                          CA                    92020
      (City)                    (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Loretta I. Cook                                    619/440-7023
                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith A. Vance, CPA
                    (Name – if individual, state last, first, middle name)

215 Church Ave.        Chula Vista        CA        91910
   (Address)              (City)        (State)     (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, ___Walter I. Miller_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Capital Growth Resources_____ , as

of ___12/31_____ , 20_09____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

LORETTA I. COOK
Commission # 1706714
Notary Public - California
San Diego County
My Comm. Expires Nov 21, 2010

Signature

___Walter I. Miller, CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
[x]   Independent Auditors Report on Internal Accounting Controls

CAPITAL GROWTH RESOURCES

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009

# CAPITAL GROWTH RESOURCES

## Table of Contents

# KEITH A. VANCE
## Certified Public Accountant

| | |
|---|---|
| MEMBER | 619-427-7774 |
| CALIFORNIA SOCIETY OF | 215 CHURCH AVENUE |
| CERTIFIED PUBLIC ACCOUNTANTS | CHULA VISTA, CALIFORNIA |

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Capital Growth Resources

I have audited the accompanying statement of financial condition of Capital Growth Resources (a California corporation) as of December 31, 2009 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Growth Resources, as of December 31, 2009, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Keith A. Vance*

February 22, 2010

**CAPITAL GROWTH RESOURCES**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2009**

ASSETS

| | |
|---|---:|
| Cash | $ 68,863 |
| Receivables from broker - dealers | 22,868 |
| Receivable from parent company | 382,717 |
| Other asset | 500 |
| | $ 474,948 |

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

| | |
|---|---:|
| Payables to broker - dealers | $ 18,878 |
| Payables to related parties | 1,200 |
| Total liabilities | 20,078 |

Stockholders' Equity

| | |
|---|---:|
| Common stock, no par value; 7500 shares authorized, 6950 issued and outstanding | 6,950 |
| Additional paid-in capital | 15,000 |
| Retained earnings | 432,920 |
| Total stockholders' equity | 454,870 |
| | $ 474,948 |

The accompanying notes are an integral part of these financial statements.

**CAPITAL GROWTH RESOURCES**
**STATEMENT OF INCOME**
**For the Year Ended December 31, 2009**

| | | |
|---|---|---:|
| REVENUE | | |
| Commissions | $ | 470,749 |
| Interest income | | 65 |
| | | 470,814 |
| EXPENSES | | |
| Administrative fees | | 20,516 |
| Commissions | | 387,346 |
| Professional fees | | 11,645 |
| Regulatory fees and expenses | | 25,698 |
| Other expenses | | 16,817 |
| | | 462,022 |
| NET INCOME | $ | 8,792 |

The accompanying notes are an integral part of these financial statements.

**CAPITAL GROWTH RESOURCES**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**For the Year Ended December 31, 2009**

|  | Capital Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|
| Balances at January 1, 2009 | $ 6,950 | $ 15,000 | $ 424,128 |
| Net income |  |  | 8,792 |
| Balances at December 31, 2009 | $ 6,950 | $ 15,000 | $ 432,920 |

The accompanying notes are an integral part of these financial statements.

**CAPITAL GROWTH RESOURCES**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2009**

CASH FLOWS FROM OPERATING ACTIVITIES

| | |
|---|---:|
| Net Income | $ 8,792 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Decrease in receivables from brokers or dealers | 3,566 |
| Increase in receivable from parent company | (48,984) |
| Decrease in payable to brokers or dealers | (460) |
| Decrease in payables to related parties | (1,600) |
| Net cash provided by operating activities | (38,686) |
| | |
| NET DECREASE IN CASH | (38,686) |
| CASH AT BEGINNING OF YEAR | 107,549 |
| CASH AT END OF YEAR | $ 68,863 |

The accompanying notes are an integral part of these financial statements.

## A.    Organization

Capital Growth Resources (company) was incorporated under the laws of California in January 1981, and began doing business on October 1, 1981. The Company is a wholly owned subsidiary of Capital Growth Planning, Inc., (a California corporation).

Capital Growth Resources, is a member of the Financial Industry Regulatory Authority (FINRA),  and is responsible for certain filings with the Securities and Exchange Commission (SEC). The Company is an "introducing" broker-dealer and does not carry security accounts for customers or perform custodial functions relating to customer securities. This status exempts the Company from reporting certain supplementary information described under Rule 15c3-3.

## B.    Summary of Significant Accounting Policies

RECEIVABLES FROM NON-CUSTOMERS - The direct write-off method is followed in the recognition of uncollectible accounts. The balance, as shown, is considered wholly collectible.

## C.    Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

## D.    Related-Party Transactions - Administrative Fees

Administrative fees are paid to Capital Growth Planning, Inc.( parent), in consideration of communications, occupancy and equipment rental, and other services provided the Company. Any payable or receivable to parent and stockholder is effectively subordinated to creditors and is not considered aggregate indebtedness for purposes of computing net capital requirements.

## E.    Income Taxes

The Company and its parent file a consolidated federal income tax return. Income tax expense in the Company's income statement has been allocated on the basis of an unequal apportionment plan.

**CAPITAL GROWTH RESOURCES**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2009**

### F.    Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital to be $5,000. At December 31, 2009, the company had net capital of $ 67,703  which is $ 62,703  in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .28  to 1.

**SUPPLEMENTARY INFORMATION**

**CAPITAL GROWTH RESOURCES**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
 **OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2009**

NET CAPITAL

| | |
|---|---|
| Total stockholders' equity | $ 454,870 |
| Deductions and/or charges | |
| A. Non-allowable assets | |
| Receivable from parent and retentions | (387,167) |
| Net capital | $ 67,703 |

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of | |
| Financial condition | |
| Payables to brokers and dealers | $ 18,878 |
| Total aggregate indebtedness | $ 18,878 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 62,703 |
| Excess net capital at 1000% | $ 65,815 |
| Ratio: Aggregate indebtedness to net capital | .28 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Form X-17A-5 as of December 31,2009)

| | |
|---|---|
| Net capital, as reported in Company's (unaudited) FOCUS report | $ 62,703 |
| Net capital per above | $ 62,703 |

See Auditor's Report

CAPITAL GROWTH RESOURCES
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
 REQUIREMENTS UNDER RULE 15c3-3 OF THE
 SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009


SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
 REQUIREMENTS UNDER RULE 15c3-3 OF THE
 SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009


SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
 FUNDS IN SEGREGATION FOR CUSTOMERS'
 REGULATED COMMODITY FUTURES AND OPTIONS
 ACCOUNTS
AS OF DECEMBER 31, 2009


The Company is exempt from presenting the above supplementary information required by
SEC Rule 17a-5, pursuant to SEC Rule, 15c3-3(k)(2)(ii).

See Auditor's Report

# KEITH A. VANCE
## Certified Public Accountant

MEMBER
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

619-427-7774
215 CHURCH AVENUE
CHULA VISTA, CALIFORNIA

## INDEPENDENT AUDITOR'S REPORT ON

## INTERNAL CONTROL STRUCTURE

Board of Directors
Capital Growth Resources

In planning and performing my audit of the financial statements of Capital Growth Resources, for the year ended December 31, 2009, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission(SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded agains t loss from unauthorized    use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control  would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control activities for safeguarding securities, that I  consider to be material weaknesses as defined above.

I understand that  practices and procedures that accomplish the objectives referred to in the second paragraph  of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and  procedures that  do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on  my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors,  management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority  and  other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Keith A. Vance*

February 23, 2010